UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2013
Commission File Number: 001-35370

Luxfer Holdings PLC
(Name of registrant)

Anchorage Gateway
Anchorage Quay
Salford M50 3XE England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ☐

--

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ____
--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes ☐     No ☑
--

LUXFER HOLDINGS PLC Press release – 11th March 2013

SALFORD, England—(March 11, 2013)—Luxfer Group (NYSE:LXFR), a global materials technology company, today issued its unaudited financial results for the three-month and twelve-month periods ended December 31, 2012.

UNAUDITED FINANCIAL RESULTS FOR FOURTH QUARTER AND FULL YEAR OF 2012

The results are summarised as follows:

	Three-month periods- ended December 31,		Twelve-month periods- ended December 31,
	2012	2011	2012	2011
Net revenue (excluding price surcharge below) Rare earth chemical surcharge Revenue	$125.7m $4.3m $130.0m	$108.8m $17.1m $125.9m	$471.1m $40.5m $511.6m	$441.0m $69.8m $510.8m
Trading profit Trading margin Operating profit	$16.1m 12.4% $14.0m	$14.5m 11.5% $13.1m	$68.8m 13.4% $66.7m	$66.0m 12.9% $66.2m
Net income Earnings per ADS – Basic (1) Earnings per £1 Ord. share – Basic (2)	$9.9m $0.37 $0.74	$11.2m N/a $1.13	$42.4m N/a $3.95	$43.4m N/a $4.39
Adjusted net income (3) Earnings per ADS Adj. Net Income – Basic	$12.7m $0.47	$12.1m N/a	$45.0m N/a	$43.4m N/a
Adjusted EBITDA (4) Adjusted EBITDA margin	$20.0m 15.4%	$18.3m 14.5%	$83.5m 16.3%	$80.5m 15.8%
Net cash inflow from operating activities	$17.3m	$32.5m	$69.0m	$29.1m
Net Debt (Total debt less cash)	$23.3m	$110.3m	$23.3m	$110.3m

(1)	Each ADS represents one-half of an ordinary share. Earnings per ADS has only been disclosed for Q4 2012, as there was no ADR facility before this period.
(2)
Basic earnings per share is calculated by dividing the profit attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding in the period.  The IPO of 3rd October 2012, resulted in 3.5 million new ordinary shares being issued, and therefore the weighted average calculation for ordinary shares does not reflect the fully dilutive impact of the newly-issued ordinary shares on our outstanding ordinary shares.

(3)
Adjusted net income consists of net income adjusted for the post tax impact of non-trading items (being acquisition, disposal, IPO, rationalization and non-trading retirement benefit charges or credits). A reconciliation to net income is disclosed in Note 1 to the financial results “Reconciliation of non-GAAP measures”.

(4)
Adjusted EBITDA consists of profit for the period before tax expense, interest items, other income (expense) items and depreciation and amortization. A reconciliation to net income is disclosed in Note 1 to the financial results “Reconciliation of non-GAAP measures”.

The above are unaudited summary results for 2012 – Draft primary financial statements are contained at the end of this report.

Note on preliminary announcement

The information in this preliminary announcement does not constitute statutory accounts of Luxfer Holdings PLC or the Luxfer Group within the meaning of sections 434 to 436 of the Companies Act 2006. No statutory accounts have been delivered to the Registrar of Companies for the year ended 31 December 2012 yet.  Statutory accounts for the year ended 31 December 2011 have been delivered to the Registrar of Companies. The auditors’ report on the accounts for the year ended 31 December 2011 was unqualified and did not contain an emphasis of matter, nor did it contain statements under sections 498(2) and 498(3) of the Companies Act 2006.

ENVIRONMENTAL - HEALTHCARE - PROTECTION - SPECIALITY 1

COMMENTARY FOR THE THREE-MONTH AND TWELVE-MONTH PERIODS-ENDED DECEMBER 31, 2012

RELEASE OF AUDITED 2012 FINANCIAL STATEMENTS & OTHER YEAR END DOCUMENTS

Audited Annual results and Form 20-F are expected to be released by early April 2013.  Attached is an UNAUDITED Income Statement, Statement of Comprehensive Income, Balance Sheet, Cash Flow Statement and Statement of Changes in Equity that will be included in the Consolidated Financial Statements for 2012.

INVESTOR PRESENTATION AND CONFERENCE CALL

Luxfer Group will conduct a presentation and conference call on March 12th, 2013, at 8:30 a.m. U.S. Eastern Time to discuss the financial results for its fourth quarter ended December 31, 2012. The U.S. dial-in number is 877 341 8545, and the non-U.S. dial-in number is +1 908 982 4601. The conference ID is 18013505.

Presentation slides for the conference call will also be available at the Company’s website (IR section) and via this Internet link: https://event.webcasts.com/starthere.jsp?ei=1014265

CONTACTS

Investor & News Agency Communications should initially be directed to: Dan Stracner, Investor Relations Director, U.S. Telephone number +1 951 341 2375 or Email: dan.stracner@luxfer.net.

ABOUT LUXFER GROUP

Luxfer is a global materials technology company specializing in the design and manufacture of high-performance materials, components and gas cylinders for environmental, healthcare, protection and specialty end-markets. Luxfer customers include both end-users of its products and manufacturers that incorporate Luxfer products into finished goods.

Luxfer products include highly specialized magnesium alloys, powders, extrusions, plate and rolled sheet used in aerospace, automotive, defense, photo-engraving and medical applications; zirconium chemicals used in automotive and industrial catalysts, filters, and ceramics; high-pressure aluminum and composite gas cylinders used to contain medical oxygen, breathing air for firefighters, compressed natural gas for alternative-fuel vehicles and specialty gases for microchip manufacturing; and metal panels “superformed” into complex shapes for aerospace, automotive, and rail applications. For more information, visit www.luxfer.com.

Luxfer Group is listed on the New York Stock Exchange and its ADSs trade under the symbol “LXFR”.

FORWARD-LOOKING STATEMENTS
This report contains forward-looking statements.
Examples of such forward-looking statements include, but are not limited to:

(i) statements regarding the Group’s results of operations and financial condition,
(ii) statements of plans, objectives or goals of the Group or its management, including those related to financing, products or services,
(iii) statements of future economic performance and
(iv) statements of assumptions underlying such statements.  Words such as “believes”, “anticipates”, “expects”, “intends”, “forecasts” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that the predictions, forecasts, projections and other forward-looking statements will not be achieved.  The Group cautions that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements.  These factors include, but are not limited to:

(i) future revenues being lower than expected; (ii) increasing competitive pressures in the industry; (iii) general economic conditions or conditions affecting demand for the services offered by us in the markets in which we operate, both domestically and internationally, being less favorable than expected; (iv) the amount of indebtedness we have incurred and may incur and the obligations to service such indebtedness and to comply with the covenants contained therein; (v) fluctuations in the price of raw materials and utilities; (vi) currency fluctuations and hedging risks; and (vii) worldwide economic and business conditions and conditions in the industries in which we operate.

The Group cautions that the foregoing list of important factors is not exhaustive.  These factors are more fully discussed in the sections “Forward-Looking Statements” and “Risk Factors” in our prospectus dated October 3, 2012 filed with the U.S. Securities and Exchange Commission. When relying on forward-looking statements to make decisions with respect to the Group, investors and others should carefully consider the foregoing factors and other uncertainties and events.  Such forward-looking statements speak only as of the date on which they are made, and the Group does not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

ENVIRONMENTAL - HEALTHCARE - PROTECTION - SPECIALITY 2

TRADING STATEMENT FOR THE THREE-MONTH AND TWELVE-MONTH PERIODS-ENDED DECEMBER 31, 2012

BUSINESS REVIEW

Fourth-quarter Results

Luxfer Group revenue for Q4 2012 was $130.0m and, excluding rare earth chemical surcharges of $4.3m, net revenue was $125.7m. This represents an increase on Q4 2011 of $16.9m in net revenue, after adjusting for a $0.2m positive impact due to differences in translation exchange rates. Net revenue was boosted by the Q3 2012 acquisition of the CNG composite cylinder business, Dynetek Industries (“Dynetek”), a company that made $5.4m of revenue in Q4 2011, and also through significant growth in the alternative fuel (“AF”) sector enabling much better utilization of the acquired facilities, as well as our own previously-installed capacity. The underlying net revenue growth was 9.9% for Q4 2012, after adjustments for FX translation and the acquisition of Dynetek. Along with growth in AF, through the CNG market, high- performance aerospace alloy revenues also grew as a result of increased sales of extruded magnesium products, a product offering we have introduced fairly recently. Trading conditions remained challenging in Europe, particularly because of reduced demand from the automotive sector and though global revenues (excluding surcharges) were still similar to Q4 2011 for environmental catalysis products, they were not as strong as earlier in 2012. On an IFRS reported basis, Group revenue was up $4.1m, with the rare earth surcharge component of revenue down $12.8m, in line with falling rare earth costs.

Trading profit in the quarter was $16.1m, $1.6m ahead of Q4 2011, and was in line with our previous guidance of a $1m to $2m improvement over Q4 2011. Our turnaround plan for Dynetek, a significantly-loss-making business as acquired, generated early results ahead of expectations, and losses were reduced to only $0.2m for the quarter.  Both divisions increased profits when compared to Q4 2011, with Elektron division’s magnesium operations enjoying a strong finish to 2012.

Divisional Analysis of Revenue and Trading Profit

	FOURTH QUARTER 2012			FOURTH QUARTER 2011
	Gas			Gas
	Cylinders	Elektron	Group	Cylinders	Elektron	Group
	$M	$M	$M	$M	$M	$M
Revenue	70.7	59.3	130.0	57.0	68.9	125.9
Net Revenue (excluding RE surcharge)	70.7	55.0	125.7	57.0	51.8	108.8
Trading profit	4.3	11.8	16.1	4.2	10.3	14.5
Return on Sales %	6.1%	19.9%	12.4%	7.4%	14.9%	11.5%

Gas Cylinders

The Gas Cylinder division’s revenue of $70.7m for Q4 2012 was $13.7m higher than Q4 2011. FX translation differences produced a small gain of $0.1m, and after adding an adjustment of $5.4m to 2011 revenue for the Dynetek acquisition, the underlying growth was $8.2m or 13.1%.  We generated strong year-on-year growth in sales of composite cylinders, with alternative fuel (CNG), medical oxygen, and life- support (SCBA) markets all improved on Q4 2011.

Trading profit was $0.1m higher at $4.3m, the best quarterly result for 2012, despite absorbing the loss-making Dynetek business. Our turnaround plan for Dynetek produced early gains and we remain on track in trying to eliminate Dynetek’s operating losses by the end of Q1 2013.  The division also absorbed $0.5m negative impact from less favorable exchange rates on import/export prices.

In Q4 2012, we incurred $1.1m of restructuring and rationalization costs in the division in relation to integrating Dynetek and other cost saving measures. These costs are included in “Restructuring and other income/(expense)”.

ENVIRONMENTAL - HEALTHCARE - PROTECTION - SPECIALITY 3

Elektron

The Elektron division’s revenue was $59.3m for Q4 2012, a decrease of $9.6m from Q4 2011. The cost of rare earths has fallen during 2012, allowing us to reduce rare earth surcharges to customers by $12.8m in Q4 2012 when compared to Q4 2011. Net revenue (excluding the surcharge) for Q4 2012 was up $3.2m to $55.0m, compared to Q4 2011. Adjusting for a $0.1m gain on FX translation, underlying revenue was up 6.0%. Higher sales revenues for magnesium extruded parts, made from our Elektron high performance alloys, stronger photo-engraving plate and magnesium powder sales, all helped lift revenue.  Zirconium catalysis sales remained subdued, with weaker demand from the automotive sector, but ceramic oxide sales were much improved.

Elektron’s trading profit at $11.8m, was $1.5m higher than Q4 2011. This mainly related to improved magnesium product sales mix and operational cost savings. Less favorable FX transaction rates on imports and exports had a $0.3m negative impact in the quarter.

Operating Profit to Net Income for the Period

Operating profit was $14.0m compared to $13.1m for Q4 2011. In addition to changes outlined in trading profit, operating profit in Q4 2012 included $2.1m of one-off charges in relation to IPO and rationalization activities. In 2011 $1.4m was charged for IPO costs. Costs directly attributable to the issue of new shares on the IPO, which are mainly legal and regulatory costs, have been charged to the share premium account, in equity.

Non-operating other income and expense in Q4 2012 was a charge of $1.0m (2011: $nil) resulting mainly from Luxfer’s acquisition of Dynetek in September 2012. This relates to the finalization of the initial fair value exercise and the acquisition costs, which were paid in the quarter.

The net interest charge fell to $1.4m (2011: $2.0m) for Q4 2012, a result of reduced borrowing levels.

Profit on operations before tax was $11.6m for Q4 2012 (2011: $11.1m). Tax expense was $1.7m (2011: credit of $0.1m).  In Q4 2011, we benefited from tax credits of $2.2m because we were able to recognize the benefit of additional capital allowances and R&D tax credits. In Q4 2012 we benefited from a further tax credit of $1.5m by being able, post IPO, to start recognizing the deferred tax asset of losses in the holding company, which had previously been trapped.

Net Income in the period was $9.9m (2011: $11.2m). Adjusting for non-trading items (being acquisition, disposal, IPO, rationalization and non-trading pension charges or credits), adjusted net income was $12.7m (2011: $12.1m).

The earnings per £1 Ordinary share for Q4 2012 was $0.74 per share.  The earnings per ADS was $0.37 for Q4 2012.  Using Adjusted Net Income, earnings per ADS was $0.47 for Q4 2012.

Cash Flow and Net Debt

The Group achieved a $17.3m net cash inflow from operating activities in Q4 2012 compared with an inflow of $32.5m in Q4 2011. The last quarter of 2011 had benefited from a significant fall in working capital, as rare earth prices fell rapidly in that period, but working capital was much more stable in Q4 2012. Purchases of property, plant and equipment resulted in a cash outflow of $9.3m (2011: $9.9m). Other acquisition and disposal activities led to a net $0.7m inflow.

ENVIRONMENTAL - HEALTHCARE - PROTECTION - SPECIALITY 4

Cash flows from financing activities were a net positive inflow of $10.7m, and were dominated by the funds flow from the IPO, with an inflow of $65.1m from the issue of shares and outflows for payment of IPO costs of $3.5m and repayment of debt of $47.2m.  We paid a further $0.6m in costs to modify our debt facility agreements post-IPO, as further explained below under “Modification of Banking Facilities”.  In the period we paid a quarterly dividend to shareholders on the register at September 30 of $2m and net interest to debt holders of $1.2m. Total cash flow movements were a net inflow of $19.4m.

Luxfer Group had $40.2m of cash and cash equivalents as at December 31, 2012, compared to an equivalent figure of $22.2m as at December 31, 2011. As at December 31, 2012, net debt had been reduced to $23.3m from $110.2m as at December 31, 2011.

Full Year – Unaudited Result for 2012

On an IFRS reported basis, 2012 revenue was $511.6m compared to $510.8m for the same period of 2011. Net Revenue (excluding rare earth surcharges) was $471.1m for 2012, $30.1m ahead of 2011’s $441.0m.  Adjusting for an adverse translation impact of $6.2m, and a $5.4m adjustment to reflect the Dynetek 2011 Q4 revenues acquired, underlying revenue grew $30.9m, or 7.0%, in 2012 when compared to 2011.

Both divisions achieved growth in their net revenues, with Elektron up 4.9% and Gas Cylinders up 9.1% when adjusting for translation and acquisitions. Elektron’s growth was achieved despite a weaker auto-catalysis market in Europe, with growth in industrial catalysis, zirconium ceramics and specialist coatings, magnesium aerospace alloys and powders for counter measures. Much of the zirconium sales growth related to the trend toward environmentally friendly chemicals, with the magnesium alloy growth relating to greater demand for light-weighting materials and our new extrusion products using these lightweight alloys. Gas Cylinders growth was primarily in its composite lightweight cylinders, with increased demand for portable oxygen medical cylinders used by patients, higher sales of SCBA cylinders used by firefighters for breathing apparatus and large composite cylinders used in CNG gas transportation and CNG powered buses and trucks. Gas Cylinders growth was driven by the need for lightweight cylinders for medical, protection (firefighters) and environmental pressures to use cleaner fuels such as CNG. We believe the reduced cost of natural gas, along with fracking activities in the USA, has also increased the demand for gas transportation equipment.

Trading profit for 2012 was $68.8m compared to $66.0m for 2011, up 4.2%. Elektron division’s trading profit of $53.0m was down 2%, and Gas Cylinders division’s trading profit of $15.8m was up 33%. Operating profit was $66.7m for 2012, compared to $66.2m for 2011, operating profit being after restructuring costs and one-off items, such as IPO costs not charged to the share premium account.  These unusual items were a charge of $2.1m in 2012, and we had a net credit in 2011 of $0.2m due to a one-off gain from a change we made to our UK pension plan arrangements.

Profit before tax at $59.4m was $2.4m or 4.2% above 2011. Net income was $42.4m, down $1m from 2011.

Adjusted net income (as reconciled to net income in Note 1 of this release) was $45.0m, compared to $43.4m for 2011.

Adjusted EBITDA (reconciliation in Note 1) was $83.5m, compared to $80.5m for 2011. Net cash inflow from operating activities was $69.0m, compared to $29.1m in 2011, after tax, but before investment and financing activities.  Net cash flow before financing was $39.6m, this being after paying for the acquisition of Dynetek ($11.8m) and internal capital investments, meaning the acquisition was paid for out of free cash flow.

ENVIRONMENTAL - HEALTHCARE - PROTECTION - SPECIALITY 5

Modification of Banking Facilities for IPO – and change from secured to unsecured

Near the end of 2012, the Group agreed a number of legal modifications to its £70m bank facilities to adjust reporting and financial covenants to take into account the Company’s US listing, including being able to report covenants and financial reporting information in US dollars, reducing the restrictions on dividends, capital investment and acquisitions, and also enabling the switching to reporting in US GAAP, if ever required in the future. The changes also meant the repayment of debt with the IPO proceeds did not reduce the size of the available committed facilities. These changes were made to ensure the bank facilities could continue to be fully available for future draw down up until June 2015, on the same pricing and quantum as pre-IPO. Making these favorable modifications to the existing facilities was significantly cheaper and less complex than conducting a full refinancing and replacing the facilities with new arrangements. In the course of agreeing these legal changes, the Group also negotiated the release from security held by the banks and agreed that the full facility can operate as a more flexible revolving credit facility, rather than part Term Loan and part Revolver. The facility can be used to fund both working capital and acquisitions. There were no drawings on this banking facility as at December 31, 2012. The security was also simultaneously released on the Senior Notes due 2018, which ranks pari-passu with the banking facilities. There were no changes in the fixed interest rate or maturity dates. The legal costs and amendment fee were in total $0.6m and have been capitalized – as additional amortizing finance costs.

IAS 19 (Revised) - Retirement benefit accounting changes from 1 January 2013

As highlighted in the F-1 Prospectus and audited accounts for 2011, IFRS is changing for retirement benefit accounting. This mainly relates to the new standard requiring, for a pension plan in deficit, a notional (non-cash) interest charge to be made to finance costs based on corporate bond yields, but no recognition from the benefit of pension assets yielding expected returns above bonds yields, even if invested in equities. These are not changes to actuarial funding calculations nor do they reflect expected funding outcomes, but reflect non-cash changes to the accounting presentation.

The impact for 2012 would be a $0.3m reduction in Operating Profit (& EBITDA), $3.9m reduction in profit before tax and $2.9m reduction in net profit. The Group will report its adjusted Net Income & EPS key performance indicators, excluding the non-cash notional finance charge. These accounting changes will start from 1 January 2013 and prior year comparative results will get restated, when reporting 2013 results. We have estimated the impact on 2013’s results will be similar to 2012, and that the additional IAS 19 finance charge for 2013 will be approximately $3.7m to $4.0m. Note 3 describes the impact of IAS 19 in further detail.

There is no change in the deficit calculations, and therefore the additional charges are cancelled out by additional credits in equity reserves, to leave no change in Group net assets.

ENVIRONMENTAL - HEALTHCARE - PROTECTION - SPECIALITY 6

Outlook

2012 was another year of good progress, and we have delivered better trading profits for our current businesses than in any prior year. As we reported in November 2012, two key markets: European automotive and US defense, are currently weak, as a result of both destocking and reduced end-market demand and given current uncertain economic conditions are likely to remain so for some time. These two markets mainly affect our Elektron division and will impact the contribution from the materials division until at least later in 2013, when European automotive demand may be expected to improve.

Also, compared with 2012, the current weakness of sterling against the US$, if continued, will reduce the value of UK profits when translated into US$ for the reporting of our consolidated results, with the recent fall in the value of sterling from $1.60 to $1.50 having a potential $1.5m negative impact, when compared to 2012. In addition, since the IPO last October, we are now carrying certain additional costs of being a listed business, which slows down the near-term potential for profit improvements.

In 2013, however, our Gas Cylinders business is targeting further substantial growth in the CNG gas- containment market, with a progressive turn-around of the Dynetek businesses, and on partnerships with key customers in areas such as bulk gas transportation. Our Superform operation is also targeting improving results, as they made a recent investment in increased production capacity. Overall, we expect our Gas Cylinders division to make a further significant improvement in revenues and operating profits in 2013.

The strong outlook for Gas Cylinders means that despite the weak macroeconomic situation, in 2013 we expect the Group to make further progress in trading profit. The weak start in Elektron’s markets, however, combined with the still-limited near-term impact of the growth in the alternative fuel sector, means that we expect Q1 2013 trading profit to be approximately $1m to $2m lower than Q4 2012, but in the absence of restructuring costs, operating profit is expected to be similar to Q4 2012. Forecast demand for Q2 2013 is much stronger than for Q1 2013.  Based on a US dollar-to-sterling translation exchange rate of $1.52, we therefore expect the full year trading profit to be $2m to $5m ahead of 2012, and in the absence of any significant restructuring costs, operating profit would then be $4m to $7m improved on 2013.

Looking further ahead, the Board remains positive about the ability of all elements of the business to grow profits and cash flow, especially as more of our strategic growth projects reach market in 2014 and onwards.

ENVIRONMENTAL - HEALTHCARE - PROTECTION - SPECIALITY 7

CONSOLIDATED INCOME STATEMENT FOR THE THREE-MONTH AND TWELVE-MONTH PERIODS-ENDED DECEMBER 31, 2012 AND 2011 (Unaudited)

	For the three-month periods-ended December 31,		For the twelve-month periods-ended December 31,

	2012	2011	2012	2011

CONTINUING OPERATIONS	$M	$M	$M	$M
REVENUE	130.0	125.9	511.6	510.8
Cost of sales	(98.9)	(100.1)	(385.7)	(390.4)
Gross profit	31.1	25.8	125.9	120.4

Other Income	-	1.2	-	2.0
Distribution costs	(1.9)	(1.5)	(6.9)	(7.3)
Administrative expenses	(13.0)	(10.9)	(50.1)	(48.9)
Share of start-up costs of joint venture	(0.1)	(0.1)	(0.1)	(0.2)

TRADING PROFIT	16.1	14.5	68.8	66.0
Restructuring and other income (expense)	(2.1)	(1.4)	(2.1)	0.2

OPERATING PROFIT	14.0	13.1	66.7	66.2

Other income (expense)
Acquisition and disposal costs	(1.0)	-	(0.8)	(0.2)
Interest received	0.1	0.1	0.2	0.2
Finance costs
Interest costs	(1.5)	(2.1)	(6.7)	(9.2)

PROFIT ON OPERATIONS BEFORE TAXATION	11.6	11.1	59.4	57.0
Tax expense	(1.7)	0.1	(17.0)	(13.6)

NET INCOME FOR THE PERIOD	9.9	11.2	42.4	43.4

Attributable to:
Equity shareholders	9.9	11.2	42.4	43.4

ENVIRONMENTAL - HEALTHCARE - PROTECTION - SPECIALITY 8

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME FOR THE THREE-MONTH AND TWELVE-MONTH PERIODS-ENDED DECEMBER 31, 2012 AND 2011 (Unaudited)

	For the three-month periods-ended December 31,		For the twelve-month periods-ended December 31,

	2012	2011	2012	2011

	$M	$M	$M	$M
Net income for the period	9.9	11.2	42.4	43.4

Other comprehensive income movements:
Exchange differences on translation of foreign operations	1.2	(1.5)	2.9	(5.4)

Fair value movements in cash flow hedges	0.4	0.6	(0.1)	0.9
Transfers to income statement on cash flow hedges	(0.6)	0.1	(0.2)	(0.2)
Deferred tax on cash flow hedges	-	(0.1)	-	(0.1)
Hedge accounting income adjustments	(0.2)	0.6	(0.3)	0.6

Actuarial losses on defined benefit retirement plan	(18.6)	(11.6)	(21.3)	(54.0)
Deferred tax on items taken to other comprehensive income	4.1	3.2	3.9	15.0
Retirement benefit expenses	(14.5)	(8.4)	(17.4)	(39.0)
Total other comprehensive income movements for the period	(13.5)	(9.3)	(14.8)	(43.8)
Total comprehensive income for the period	(3.6)	1.9	27.6	(0.4)

Attributed to:
Equity shareholders	(3.6)	1.9	27.6	(0.4)

ENVIRONMENTAL - HEALTHCARE - PROTECTION - SPECIALITY 9

CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2012 AND 2011 (Unaudited)

	December 31,	December 31,
	2012	2011
	$M	$M
ASSETS
Non-current assets
Property, plant and equipment	129.6	114.2
Intangible assets	38.4	37.0
Investments	0.8	0.5
Deferred tax assets	21.6	22.7
Other non-current assets	-	0.7
	190.4	175.1
Current assets
Inventories	83.8	100.6
Trade and other receivables	74.4	65.2
Income tax receivable	1.7	1.2
Cash and short term deposits	40.2	22.2
	200.1	189.2
TOTAL ASSETS	390.5	364.3
EQUITY AND LIABILITIES
Capital and reserves attributable to the Group’s equity holders
Ordinary share capital	25.3	19.6
Deferred share capital	150.9	150.9
Share premium account	55.6	-
Retained earnings	278.6	259.4
Own shares held by ESOP	(0.5)	(0.6)
Other capital reserves	0.8	-
Hedging reserve	0.4	0.7
Translation reserve	(28.5)	(31.4)
Merger reserve	(333.8)	(333.8)
Equity attributable to the equity holders of the parent	148.8	64.8
Total equity	148.8	64.8

Non-current liabilities
Bank and other loans	63.5	129.4
Retirement benefits	96.7	82.4
Provisions	2.8	3.1
	163.0	214.9
Current liabilities
Bank and other loans	-	3.1
Trade and other payables	73.7	79.3
Current income tax liabilities	3.1	0.2
Provisions	1.9	2.0
	78.7	84.6
Total liabilities	241.7	299.5
TOTAL EQUITY AND LIABILITIES	390.5	364.3

ENVIRONMENTAL - HEALTHCARE - PROTECTION - SPECIALITY 10

CONSOLIDATED CASH FLOW STATEMENT FOR THE THREE-MONTH AND TWELVE-MONTH PERIODS-ENDED DECEMBER 31, 2012 AND 2011 (Unaudited)

	For the three-month		For the twelve-month
	periods-ended December 31,		periods-ended December 31,
	2012	2011	2012	2011
	$M	$M	$M	$M
RECONCILIATION OF CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the period	9.9	11.2	42.4	43.4
Adjustments to reconcile net profit for the period to net cash from operating activities:
Income taxes	0.7	2.0	11.1	11.8
Deferred income taxes	1.0	(2.1)	5.9	1.8
Depreciation and amortization	3.9	3.8	14.7	14.5
Past service credit on retirement benefit obligations	-	-	-	(1.6)
I.P.O related share based compensation charge	0.8	-	0.8	-
Net finance costs	1.4	2.0	6.5	9.0
Acquisition and disposal costs	0.2	-	-	0.2
Share of start-up costs of joint venture	0.1	0.1	0.1	0.2
Changes in operating assets and liabilities:
Increase in receivables	5.7	15.8	(1.3)	(13.1)
Decrease/(increase) in inventories	6.1	1.3	24.1	(24.8)
(Decrease)/Increase in payables	(6.6)	4.8	(15.3)	13.1
Movement in retirement benefit obligations	(2.8)	(1.7)	(10.1)	(4.3)
Accelerated deficit contributions into retirement benefit obligations	-	-	-	(7.2)
Decrease in provisions	(0.6)	-	(0.6)	(0.2)
Income tax paid	(2.5)	(4.7)	(9.3)	(13.7)
NET CASH FLOWS FROM OPERATING ACTIVITIES	17.3	32.5	69.0	29.1
Net cash inflow from continuing operating activities	17.3	32.6	69.0	29.4
Net cash outflow from discontinued operating activities	-	(0.1)	-	(0.3)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment	(9.3)	(9.9)	(19.3)	(21.2)
Purchase of intangible assets	-	(0.3)	-	(0.3)
Investment in joint venture	-	(0.3)	(0.4)	(0.3)
Proceeds from sale of business	0.7	-	1.5	0.8
Net cashflow on purchase of business	-	-	(11.0)	-
Disposal of business	-	-	(0.2)	(0.2)
NET CASH USED IN INVESTING ACTIVITIES	(8.6)	(10.5)	(29.4)	(21.2)
NET CASH FLOW BEFORE FINANCING	8.7	22.0	39.6	7.9
FINANCING ACTIVITIES
Interest paid on banking facilities	(0.4)	(1.2)	(1.8)	(1.9)
Interest paid on Loan Notes due 2018	(0.9)	(1.1)	(3.9)	(2.1)
Interest paid on Senior Notes due 2012	-	-	-	(4.5)
Interest received on Loan Note	-	-	-	0.1
Other interest received	0.1	0.1	0.2	0.1
Dividends paid	(2.0)	-	(5.8)	-
Draw down on previous banking facilities	-	-	-	27.7
Repayment of previous banking facilities	-	-	-	(38.5)
Draw down on banking facilities and other loans	-	(5.3)	(72.8)	139.5
Repayment of banking facilities and other loans	(47.2)	-	-	-
Repayment of Senior Notes due 2012	-	-	-	(109.8)
Redemption of preference shares	-	-	-	(0.1)
Payment of banking facilities and other loans – financing costs	-	-	-	(5.1)
Modification to banking facilities and other loans – financing costs	(0.6)	-	(0.6)	-
Proceeds from issue of shares	65.1	-	65.1	-
Share issue costs	(3.5)	-	(3.5)	-
Purchase of shares from ESOP	0.1	-	0.1	-
NET CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES	10.7	(7.5)	(23.0)	5.4
NET INCREASE IN CASH AND CASH EQUIVALENTS	19.4	14.5	16.6	13.3
Net increase in cash and cash equivalents	19.4	14.5	16.6	13.3
Net foreign exchange differences	0.3	(0.6)	1.4	(1.4)
Cash and cash equivalents at beginning of period	20.5	8.3	22.2	10.3
Cash and cash equivalents at end of period	40.2	22.2	40.2	22.2

ENVIRONMENTAL - HEALTHCARE - PROTECTION - SPECIALITY 11

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THE THREE-MONTH AND TWELVE-MONTH PERIODS-ENDED DECEMBER 31, 2012 AND 2011 (Unaudited)

Three-month period-ended December 31, 2012
	Equity attributable to the equity holders of the parent
	Ordinary	Deferred	Share		Own shares
	share	share	premium	Retained	held by	Other	Total
	capital	capital	account	earnings	ESOP	reserves1	equity
	$M	$M	$M	$M	$M	$M	$M
At October 1, 2012	19.6	150.9	-	285.2	(0.6)	(362.9)	92.2
Net income for the period	-	-	-	9.9	-	-	9.9
Currency translation differences	-	-	-	-	-	1.2	1.2
Increase in fair value of cash flow hedges	-	-	-	-	-	0.4	0.4
Transfer to income statement on cash flow hedges	-	-	-	-	-	(0.6)	(0.6)
Actuarial gains and losses on pension plans	-	-	-	(18.6)	-	-	(18.6)
Deferred tax on items taken to other comprehensive income	-	-	-	4.1	-	-	4.1
Total comprehensive income for the period	-	-	-	(4.6)	-	1.0	(3.6)
Equity dividends	-	-	-	(2.0)	-	-	(2.0)
Proceeds from shares issued	5.7	-	59.4	-	-	-	65.1
Share issue costs	-	-	(3.8)	-	-	-	(3.8)
I.P.O related share based compensation charge	-	-	-	-	-	0.8	0.8
Purchase of shares from ESOP	-	-	-	-	0.1	-	0.1
Other changes in equity in the year	5.7	-	55.6	(2.0)	0.1	0.8	60.2
At December 31, 2012	25.3	150.9	55.6	278.6	(0.5)	(361.1)	148.8

Twelve-month period-ended December 31, 2012
	Equity attributable to the equity holders of the parent
	Ordinary	Deferred	Share	Own shares
	share	share	premium	Retained	held by	Other	Total
	capital	capital	account	earnings	ESOP	reserves1	equity
	$M	$M	$M	$M	$M	$M	$M
At January 1, 2012	19.6	150.9	-	259.4	(0.6)	(364.5)	64.8
Net income for the period	-	-	-	42.4	-	-	42.4
Currency translation differences	-	-	-	-	-	2.9	2.9
Decrease in fair value of cash flow hedges	-	-	-	-	-	(0.1)	(0.1)
Transfer to income statement on cash flow hedges	-	-	-	-	-	(0.2)	(0.2)
Actuarial gains and losses on pension plans	-	-	-	(21.3)	-	-	(21.3)
Deferred tax on items taken to other comprehensive income	-	-	-	3.9	-	-	3.9
Total comprehensive income for the period	-	-	-	25.0	-	2.6	27.6
Equity dividends	-	-	-	(5.8)	-	-	(5.8)
Proceeds from shares issued	5.7	-	59.4	-	-	-	65.1
Share issue costs	-	-	(3.8)	-	-	-	(3.8)
I.P.O related share based compensation charge	-	-	-	-	-	0.8	0.8
Purchase of shares from ESOP	-	-	-	-	0.1	-	0.1
Other changes in equity in the year	5.7	-	55.6	(5.8)	0.1	0.8	56.4
At December 31, 2012	25.3	150.9	55.6	278.6	(0.5)	(361.1)	148.8

1	Other reserves include a hedging reserve of a gain of $0.4 million, a translation reserve of $28.5 million, and a merger reserve of $333.8 million and other capital reserves of $0.8 million.

ENVIRONMENTAL - HEALTHCARE - PROTECTION - SPECIALITY 12

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THE THREE-MONTH AND TWELVE-MONTH PERIODS-ENDED DECEMBER 31, 2012 AND 2011 (Unaudited)

Three-month period-ended December 31, 2011
	Equity attributable to the equity holders of the parent
	Ordinary	Deferred	Own shares
	share	share	Retained	held by	Other	Total
	capital	capital	earnings	ESOP	reserves2	equity
	$M	$M	$M	$M	$M	$M
At October 1, 2011	19.6	150.9	256.6	(0.6)	(363.6)	62.9
Net income for the period	-	-	11.2	-	-	11.2
Currency translation differences	-	-	-	-	(1.6)	(1.6)
Increase in fair value of cash flow hedges	-	-	-	-	0.6	0.6
Transfer to income statement on cash flow hedges	-	-	-	-	0.1	0.1
Actuarial gains and losses on pension plans	-	-	(11.6)	-	-	(11.6)
Deferred tax on items taken to other comprehensive income	-	-	3.2	-	-	3.2
Total comprehensive income for the period	-	-	2.8	-	(0.9)	1.9
At December 31, 2011	19.6	150.9	259.4	(0.6)	(364.5)	64.8

Twelve-month period-ended December 31, 2011
	Equity attributable to the equity holders of the parent
	Ordinary	Deferred	Own shares
	share	share	Retained	held by	Other	Total
	capital	capital	earnings	ESOP	reserves2	equity
	$M	$M	$M	$M	$M	$M
At January 1, 2011	19.6	150.9	255.0	(0.6)	(359.7)	65.2
Net income for the period	-	-	43.4	-	-	43.4
Currency translation differences	-	-	-	-	(5.5)	(5.5)
Increase in fair value of cash flow hedges	-	-	-	-	0.9	0.9
Transfer to income statement on cash flow hedges	-	-	-	-	(0.2)	(0.2)
Actuarial gains and losses on pension plans	-	-	(54.0)	-	-	(54.0)
Deferred tax on items taken to other comprehensive income	-	-	15.0	-	-	15.0
Total comprehensive income for the period	-	-	4.4	-	(4.8)	(0.4)
At December 31, 2011	19.6	150.9	259.4	(0.6)	(364.5)	64.8

2	Other reserves include a hedging reserve of a gain of $0.7 million, a translation reserve of $31.4 million, a merger reserve of $333.8 million.

ENVIRONMENTAL - HEALTHCARE - PROTECTION - SPECIALITY 13

NOTES TO THE FINANCIAL RESULTS FOR THE THREE-MONTH AND TWELVE-MONTH PERIODS-ENDED DECEMBER 31, 2012 AND 2011 (Unaudited)

1. Reconciliation of non-GAAP measures

The following tables present a reconciliation of Adjusted net income and Adjusted EBITDA to net income for the period, the most comparable IFRS measure.

	For the three-month		For the twelve-month
	periods-ended December 31,		periods-ended December 31,
	2012	2011	2012	2011
	$M	$M	$M	$M
Net income for the period	9.9	11.2	42.4	43.4
Acquisition and disposal costs	1.0	-	0.8	0.2
Restructuring and other (income) expense	2.1	1.4	2.1	(0.2)
Tax thereon	(0.3)	(0.5)	(0.3)	-
Adjusted net income	12.7	12.1	45.0	43.4

Add back: Tax thereon	0.3	0.5	0.3	-
Tax expense	1.7	(0.1)	17.0	13.6
Interest costs	1.5	2.1	6.7	9.2
Interest received	(0.1)	(0.1)	(0.2)	(0.2)
Trading profit	16.1	14.5	68.8	66.0
Depreciation and amortization	3.9	3.8	14.7	14.5
Adjusted EBITDA	20.0	18.3	83.5	80.5

Management believes that Adjusted net income and Adjusted EBITDA are key performance indicators used by the investment community and that the presentation of these items will enhance an investor’s understanding of our results of operations. Adjusted net income and Adjusted EBITDA should not be considered in isolation by investors as an alternative to net income for the period, as an indicator of our operating performance or as a measure of our profitability.

ENVIRONMENTAL - HEALTHCARE - PROTECTION - SPECIALITY 14

NOTES TO THE FINANCIAL RESULTS FOR THE THREE-MONTH AND TWELVE-MONTH PERIODS-ENDED DECEMBER 31, 2012 AND 2011 (Unaudited)

2. Earnings per share

      The Group calculates earnings per share in accordance with IAS 33. Basic income per share is calculated based on the weighted average common shares outstanding for the period presented. The weighted average number of shares outstanding is calculated by time-apportioning the shares outstanding during the year.

      For the purpose of calculating diluted earnings per share, the weighted average number of ordinary shares outstanding during the financial year have been adjusted for the dilutive effects of all potential ordinary shares and share options granted to employees.

      American Depositary Shares (ADSs) of Luxfer Holdings PLC are listed on the New York Stock Exchange following an initial public offering on October 3, 2012. The company’s £1 ordinary shares are not traded on any recognized stock exchange. The Depository for the ADSs holds 1 £1 ordinary share for every 2 ADSs traded, through American Depositary Receipts.

      The Group therefore reports earnings per ordinary share and also earnings per ADS to enable both sets of equity holders to understand the Group’s earnings as a proportion of their equity investment held.

      The earnings per ADS (“EP-ADS”) has been calculated to reflect the fact that this instrument was only created and in issue from October 3, 2012. The weighted average methodology used to calculate the ordinary shareholders for 2012 EPS on the £1 shares does not reflect a full-year economic impact of a 35% increase in the share capital of the Group from the IPO at 3rd October 2012. ADS and ordinary £1 shareholders should consider this impact when comparing the IFRS EPS to any ADS share price or comparator companies earnings multiples, for valuation purposes.

      As a comparison, using the IFRS reported net income for 2012, but dividing by the total number of shares outstanding at the end of 2012, is $3.16 per ordinary share (equivalent to an EP-ADS of $1.58 per ADS), whereas the IAS 33 weighted average basic EPS is $3.95 per share.  Although it is a non-GAAP financial measure, management believes an EP-ADS calculated this way more closely reflects the underlying earnings per ADS performance based on the post-IPO share structure, which is significantly different from the pre-IPO capital structure.

      It should be noted that all EPS measures for prior years will be restated in 2013 for the introduction of the IAS 19 revised and the impact that accounting standard has on the Group’s net income.

ENVIRONMENTAL - HEALTHCARE - PROTECTION - SPECIALITY 15

NOTES TO THE FINANCIAL RESULTS FOR THE THREE-MONTH AND TWELVE-MONTH PERIODS-ENDED DECEMBER 31, 2012 AND 2011 (Unaudited)

2. Earnings per share (continued)
	For the three-month periods-ended December 31,		For the twelve-month periods-ended December 31,
	2012	2011	2012	2011
	$M	$M	$M	$M
Basic earnings:
Basic earnings attributable to ordinary shareholders	9.9	11.2	42.4	43.4
Adjusted earnings:
Restructuring and other (income) expense	2.1	1.4	2.1	(0.2)
Acquisition and disposal costs	1.0	-	0.8	0.2
Tax thereon	(0.3)	(0.5)	(0.3)	-
Adjusted earnings	12.7	12.1	45.0	43.4

Weighted average number of £1 ordinary shares:
For basic earnings per share	13,405,648	9,884,499	10,741,677	9,884,145
Exercise of share options	473,710	95,910	185,769	95,910
For diluted earnings per share	13,879,358	9,980,409	10,927,446	9,980,055

Earnings per share using weighted average number of ordinary shares outstanding:
Basic
Adjusted	$0.95	$1.22	$4.19	$4.39
Unadjusted	$0.74	$1.13	$3.95	$4.39
Diluted
Adjusted	$0.92	$1.21	$4.12	$4.35
Unadjusted	$0.71	$1.12	$3.88	$4.35

	December 31,		December 31,
At the balance sheet date, the number of £1 ordinary shares outstanding were:	2012	2011	2012	2011
For basic earnings per share	13,406,326	9,885,526	13,406,326	9,885,526
Exercise of share options	473,710	95,910	473,710	95,910
For diluted earnings per share	13,880,036	9,981,436	13,880,036	9,981,436
Each £1 ordinary share is equal to 2 American Depositary Shares, as listed and quoted on the New York Stock Exchange.
If all £1 ordinary shares were converted to ADSs, the weighted average number of ADSs would be as follows:
For basic earnings per share	26,811,296
For diluted earnings per share	27,758,716

Basic earnings attributable to ADS holders	3.4
Adjusted earnings attributable to ADS holders	4.4

Weighted average number of American Depositary Shares (2 per £1 ordinary share):	9,200,000

Earnings per American Depositary Share:
Basic
Adjusted	$0.47
Unadjusted	$0.37
Diluted
Adjusted	$0.46
Unadjusted	$0.36

ENVIRONMENTAL - HEALTHCARE - PROTECTION - SPECIALITY 16

NOTES TO THE FINANCIAL RESULTS FOR THE THREE-MONTH AND TWELVE-MONTH PERIODS-ENDED DECEMBER 31, 2012 AND 2011 (Unaudited)

    3.  IAS 19 Employee Benefits (Revised)

Under the revised standard, the charge to the income statement in relation to defined benefit costs will change, with only current-year service costs and administrative expenses being charged to operating profit and an interest expense calculated on the outstanding accounting deficit being charged to finance costs. Currently a net actuarial charge is made to operating profit based on the aggregation of the service cost, plus an expected interest cost on the liabilities, net of an expected return (or gain) on assets. While it is difficult to predict the full impact in future periods of the change to IAS 19 (revised), due to changing actuarial assumptions and fund valuations, and while the Group defined benefit plans remain in deficit, it is expected there will be increased net finance costs. The revised standard is not expected to lead to changes on the balance sheet or the deficit, so movements in the income statement are expected to have equal and opposite movements in Other Comprehensive Income.

The following table summarizes the impact of the revision to the standard to the income statement if it had been applied to the years ending December 31, 2012, 2011 and 2010.

Summary income statement under existing IAS 19				Restated under IAS 19 (Revised)
	2012	2011	2010	2012	2011	2010
	$M	$M	$M	$M	$M	$M
OPERATING PROFIT	66.7	66.2	44.9	66.4	63.9	43.9
Other income (expense):
Acquisition and disposal costs	(0.8)	(0.2)	(0.4)	(0.8)	(0.2)	(0.4)
Finance income	0.2	0.2	0.7	0.2	0.2	0.7
Finance costs:
IAS 19 Finance charge	-	-	-	(3.6)	(1.9)	(2.6)
Interest costs	(6.7)	(9.2)	(9.6)	(6.7)	(9.2)	(9.6)

PROFIT BEFORE TAXATION	59.4	57.0	35.6	55.5	52.8	32.0
Tax expense	(17.0)	(13.6)	(9.9)	(16.0)	(12.5)	(8.9)

NET INCOME FOR THE YEAR	42.4	43.4	25.7	39.5	40.3	23.1
Attributable to:
Equity shareholders	42.4	43.4	25.7	39.5	40.3	23.1

Based on the above table, the IAS 19 (revised) impact can be summarized as follows:
	2012	2011	2010
	$M	$M	$M
Reduction in:
Operating profit	(0.3)	(2.3)	(1.0)
Profit on operations before taxation	(3.9)	(4.2)	(3.6)
Net income	(2.9)	(3.1)	(2.6)

ENVIRONMENTAL - HEALTHCARE - PROTECTION - SPECIALITY 17

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Luxfer Holdings PLC
(Registrant)

Date: March 11, 2013

By:  /s/ Linda Seddon
Linda Seddon
Authorized Signatory for and on behalf of Luxfer Holdings PLC